SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No            X

The difference between the two versions refers to the item ‘II. ATTENDANCE, QUORUM AND CALL’ of the ‘MINUTES OF EXTRAORDINARY GENERAL SHAREHOLDER MEETING OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS, HELD ON JANUARY 31st, 2017’ that had an alteration regarding the dates of the publications of the editions of the Official Gazette of the State of Rio de Janeiro and the newspaper Valor Econômico.

MINUTES OF EXTRAORDINARY GENERAL SHAREHOLDER MEETING

OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS,

HELD ON JANUARY 31st, 2017.

(Drawn up as summary, pursuant to the first paragraph of Article 130 of Law 6,404 of December 15, 1976)

PUBLIC HOLDING COMPANY

CORPORATE TAXPAYER’S ID (CNPJ) No. 33.000.167/0001-01

CORPORATE REGISTRY (NIRE) No. 33300032061

I.	DATE, TIME AND PLACE:

Meeting held on January 31st, 2017, at 3:00 P.M., at the Company’s headquarters located at Avenida República do Chile, 65, Centro, city of Rio de Janeiro, State of Rio de Janeiro.

II.	ATTENDANCE, QUORUM AND CALL:

Shareholders representing 87,04% of the common shares comprising the capital stock attended the meeting, according to registers and signatures in the Shareholders’ Attendance Book, called by notice published in the editions of December 29, 2016 and 02nd and 03rd of January 2017 of the Official Gazette of the State of Rio de Janeiro and the days 29 and 30 of December of 2016, and in the edition of weekend and Monday, December 31st, 2016 to January 02nd, 2017, and in the edition of 03rd of January of 2017 of the newspaper Valor Econômico. The meeting was presided by Mr. Francisco Augusto da Costa e Silva, appointed by the Company’s Chairman, Pedro Pullen Parente, according to article 42 of Petrobras’ Articles of Incorporation. Mrs. Maria Teresa Pereira Lima, Counsel to the Federal treasury, representing Federal Union (União). Also attended the meeting the Chairman of Board of Directors Luiz Nelson Guedes de Carvalho and Director Ivan de Souza Monteiro. There was also present Marisete Fátima Dadald Pereira, Chairperson of the Company’s Fiscal Council and Mr. Reginaldo Ferreira Alexandre and Mr. Walter Luís Bernardes Albertoni, pursuant to the provisions of Article 164 of the Brazil pursuant to the provisions of Article 164 of the Brazilian Corporate Law lian Corporate Law. Were also invited to the meeting the Federal Court of Auditors (TCU), Mrs. Gabriela da Costa e Silva, Mr. Claudionor Moura Nunes Júnior and Mr. Diogo Figueiredo Barcellos.

III.	BOARD:

•	Chairman: Francisco Augusto da Costa e Silva
•	Chairman of Board of Directors: Luiz Nelson Guedes de Carvalho
•	Representative of the Federal Government: Maria Teresa Pereira Lima
•	Secretary: João Gonçalves Gabriel

After the installation of this General Shareholders’ Meeting and before the reading of the Agenda, the Chairman informed that, in compliance with the injunction granted by the 2nd Federal Court of Sergipe, in a public action number 0805433-25.2016.4.05.8500, determining the suspension of the sale of the shares of Companhia Petroquímica de Pernambuco (“PetroquímicaSuape”) and Companhia Integrada Têxtil de Pernambuco (“CITEPE”), item II that was included in the notice of this Meeting (sale of 100% of the shares held by Petrobras in PetroquímicaSuape and CITEPE) was withdrawn from the agenda and was not considered in this Meeting.

IV.	AGENDA:

Single item: Sale of 100% (one hundred percent) of the shares held by Petróleo Brasileiro S.A.—PETROBRAS, of Liquigás Distribuidora S.A., to Companhia Ultragaz S.A., a wholly-owned subsidiary of Ultrapar Participações S.A., for the amount of BRL 2,665,569,000.00 (two billion, six hundred and sixty-five million, five hundred and sixty-nine thousand reais).

V.	RESOLUTIONS:

In Objection

The drawing up of these minutes as summary was approved by the majority of the shareholders present, pursuant to article 130 of Law 6,404 of December 15, 1976.

In Extraordinary General Shareholder Meeting:

Single item: Approval, by a majority vote of the attending shareholders (voting map in annex), of the sale of 100% (one hundred percent) of the stake owned by Petrobras in the Liquigás Distribuidora S.A. to Companhia Ultragaz S.A., a wholly-owned subsidiary of Ultrapar Participações S.A., for the amount of BRL 2,665,569,000.00 (two billion, six hundred and sixty-five million, five hundred and sixty-nine thousand reais).

With nothing else to be discussed, the Extraordinary General Shareholder Meeting was closed and the subsequent drawing up of the Minutes was approved.

VI.	REGISTRATION OF MANIFESTATIONS:

The following verbal manifestations are contained:

-	Shareholder Abilio Valerio Tozini, expressing verbally against the sale of 100% (one hundred percent) of the shares held by Petróleo Brasileiro S.A.—PETROBRAS, of Liquigás Distribuidora S.A., to Companhia Ultragaz S.A. He says that this sale as an affront to state policy that must keep the monopoly of energy to the nation, including the distribution of gas. He also considered that the current context of the economy, with a low brent and high dollar value, is inappropriate for Petrobras asset divestments and that the Union should offer economic help to the company. In this way, Petrobras does not have to interrupt projects and close contracts. Finally, pointed out that Petrobras should have as principle the service to the interests of the population, to the detriment of profit maximization. He also informed that his vote against this sale was in favor of Brazil and for an integrated Petrobras.

-	Petrobras’ Engineers Association – AEPET, represented in this Meeting by Mr. Francisco Soriano de Souza Nunes, manifesting verbally for defense of oil state monopoly and against this Extraordinary General Shareholder’s Meeting Agenda;

-	Shareholder Artur Flavio Jansen Ferrari, manifesting verbally against this Agenda;

-	Shareholder Romano Guido Nello Gaucho Allegro, manifesting verbally against this Agenda and denouncing the case “Gemini”.

-	Shareholder Vinícius Camargo Pereira da Costa, manifesting verbally about Legal action against the disposals of Petrobras assets, seeking to prevent the company from being demoted, and registering its vote against the approval of the agenda.

-	Shareholder Emanuel Jorge de Almeida Cancella, congratulating others shareholders for their verbal statements and manifesting his vote against the Agenda.

VII.	DOCUMENTS FILED IN THE HEADQUARTERS:

The following documents are filed in the Company’s headquarters, in attention to and as provided in Act 6.404/76, article 130, § 1st, item “a”:

-	Papers filled in by shareholders or its proxies and delivered to the Board, containing resolutions provided in the Agenda of the Extraordinary General Meeting;

-	Proxy and voting manifestation of The Bank of New York Mellon – Depositary Receipts, the Depositary Institution abroad, issuer of the ADRs representing shares of the Company, represented in this Meeting by Mr. Daniel Alves Ferreira, reporting the following manifestations of ADR holders, concerning the Agenda: For: 683,913,348; Against: 2,713,458; and Abstain: 1,910,490.

-	List of votes of custodian funds by HSBC, Itaú Unibanco, BNP Paribas, J.P. Morgan, Santander and Citibank.

-	Manifest of Petrobras’ Engineers Association – AEPET.

-	Manifest of shareholder Romano Guido Nello Gaucho Allegro.

Francisco Augusto da Costa e Silva

Chairman of Extraordinary General Meeting

Luiz Nelson Guedes de Carvalho

Chairman of Board of Directors

Maria Teresa Pereira Lima

Representative of the Federal Government

Daniel Aleves Ferreira

Representative of the Bank of New York Mellon – Depositary Receipts

Romano Guido Nello Gaucho Allegro

Shareholder

João Gonçalves Gabriel

Secretary

CNPJ/MF—33.000.167/0001-01

NIRE – 33300032061

Open Company

EXTRAORDINARY GENERAL SHAREHOLDER MEETING—JAN/31/2017

Consolidated maps of votes related to Extraordinary General Meeting—Jan/31/2017

Resolutions	For		Against	Abstain
The drawing up of these minutes as summary was approved by the majority of the shareholders present	6.478.180.759	*	0	0

Proposal for approval of the sale of 100% (one hundred per cent) of the stake owned by Petrobras in Liquigás Distribuidora S.A., to Companhia Ultragaz S.A., a wholly-owned subsidiary of Ultrapar Participações S.A	6.473.546.133		2.715.264	1.919.362

* No objection

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer